UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

June 27, 2018
(Date of Report (Date of earliest event reported))

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of registrant as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6340 South 3000 East, Suite 500, Salt Lake City, Utah	84121
(Address of principal executive offices)	(ZIP Code)

(801) 278-0700
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Contribution to Development Joint Venture

On June 8, 2018, our affiliate executed a purchase and sale agreement (the “PSA”) to acquire a 1.74-acre site in Salt Lake City, UT for approximately $6.5 million. As of the date of closing, which in no event will be later than July 20, 2018, we will be a member of the joint venture, providing up to 90% of the total expected equity capital contribution, to develop Cottonwood at Sugar House Apartments, a 240-apartment mid-rise podium multifamily community located in the Sugar House neighborhood of Salt Lake City, UT. It is anticipated that the property will include a mix of studio, one-bedroom, and two-bedroom units with an average size of 770 square feet and offer top-of-the-market amenities, including a fitness center, clubhouse, and resort-style pool and lounge area. The total expected development cost of Cottonwood at Sugar House Apartments is $54.5 million, with total expected equity capital contributions of $19.1 million (including an equity commitment from us of up to $17.2 million assuming our investment comprises up to 90% of the joint venture). Construction is expected to commence in March 2019, with completion of the project expected in the fall of 2021. The apartment complex was previously approved by the municipality as part of a development agreement that included two office buildings that are currently under construction. We expect that a few required changes to the apartment site plan will require a brief additional administrative review by the municipality. It is expected that updated site plans will be submitted within the next 30 days for approval of the overall updated building size and design.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 16, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   June 27, 2018